EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the six months ended June 30,
	2001	2000

EARNINGS
Pre-tax income	$7,177	$22,546
Fixed charges	4,595	6,589

Total	$11,772	$29,135

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$3,971	$6,041
Interest portion of rental expenses	624	548

Total fixed charges	$4,595	$6,589

Ratio of earnings to fixed charges	2.6x	4.4x